May 27, 2005


Ms. Linda Van Doorn
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:      ARLINGTON HOSPITALITY, INC.
         FORM 10-K:  FOR THE YEAR ENDED DECEMBER 31, 2004
         FILE NO. 0-15291

Dear Ms. Van Doorn,

We are pleased to provide the following responses to the staff comment letter dated May 13, 2005. For convenience of reference, our responses are organized using the same headings and numbered captions as your letter. Additionally, we have reproduced your comments in this letter and included our responses directly below each comment.

Note 12 - Sale of Hotels and Plan for Future Hotel Disposition, page F-29:

1.    Staff Comment:

      Please clarify to us why you have reported as revenues the proceeds from the sale of hotels and as expense the carrying value of those hotels rather than reporting a gain or loss on the sale of the hotels as an element of non-operating income in the statement of operations.

      Response:

      One of the company's core strengths and income streams is the turnkey development and construction of limited service hotels. The company may realize this income by developing a hotel for its own account and then selling the hotel to a third party or by performing the development and construction services for others pursuant to a contract. In addition to the profit from the sale of an AmeriHost Inn hotel, the company earns further revenues from Cendant Corporation (NYSE: CD) in the form of a development incentive fee and a long-term ongoing revenue stream from a royalty sharing agreement with Cendant Corporation.

      As disclosed throughout the Company's periodic financial reports filed with the SEC,

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      the Company sells existing hotels and builds hotels with the intention to sell them in the ordinary course of its ongoing business and as part of its strategic growth plan. Since this activity is considered an ongoing, central operation of the Company, we believe that it is appropriate to record operating revenue and expenses in connection with the sale of consolidated AmeriHost Inn hotels, in accordance with FASB Statement of Concepts No. 6. The Company will record the sale price (net of closing costs) as hotel sale revenue and write off the net cost basis as hotel sale expense, above the operating income line. The revenue and expense is recorded as of the date the sale transaction is consummated.

      The gain or loss from the sale of all other hotels over the past several years has been included in equity income in unconsolidated joint ventures (the Company's share from the sale of unconsolidated hotels) or discontinued operations (from the sale of consolidated non-AmeriHost Inn hotels).

2.    Staff Comment:

      Since the Company is obligated to pay PMC the difference between the Assigned Value and the sale proceeds PMC receives upon the ultimate sale of a hotel, it appears that this mechanism serves to guarantee PMC a return of its investment. What consideration was given to accounting for the sales to PMC, in 1998 and 1999, as a financing based on the guidance of paragraph 28 of SFAS 66?

      Response:

      As part of the original sale/leaseback transaction between the Company and PMC in 1998 and 1999, the lease agreements with PMC did not contain any purchase options by the Company or contain any provisions related to the subsequent sale of the hotels. The leases were originally for an approximate 10-year period, and were accounted for as operating leases in accordance with SFAS 13.

      In January 2001, the lease agreements were amended to provide for the sale by PMC of up to eight hotels, as chosen by both PMC and the Company. The obligation to pay PMC the difference between the Assigned Value (i.e., the values from the original sale leaseback transactions in 1998 and 1999) and the net sale proceeds, if any, was contemplated by the January 2001 amendment, however this obligation was contingent since the Company had the option to pay higher rent rather than pay PMC the Assigned Value shortfall, if any, upon the sale of a hotel pursuant to this amendment. Since the obligation was contingent under this amendment, the leases continued to be accounted for as operating leases.

      In October 2004, the lease agreements were modified to provide for a reduced rent payment, subject to certain conditions, and the sale of all the remaining hotels over a four-year period. This modification obligated the Company to guarantee PMC the Assigned Value shortfall, if any, upon sale. Due to the significance of this modification, the leases were considered new leases in accordance with SFAS 13 and capital lease accounting was appropriate in 17 of the 20 leases, as the present value of the minimum lease payments, including the Assigned Value guarantee, was greater than 90% of the fair market value.

3.    Staff Comment:

      Please provide us with a schedule showing the original deferred gain on the sale of the 30 AmeriHost Inn hotels to PMC in 1998 and 1999 and the subsequent activity in the account by year. Also show the effect on each line item in the statement of operations by year.

      Response:

      The attached schedule shows the activity in the deferred gain account on the Company's balance sheet and the effect on the statement of operations from 1998 through December 2004, as it relates to the PMC sale/leaseback transaction. The amortization of the deferred gain in all years was recorded as a reduction to "leasehold rent - hotels" expense on the statement of operations.

      Prior to the October 1, 2004 lease modification, when a PMC leased hotel was sold, the unamortized balance of the deferred gain related to that specific hotel was recorded as a component of "gain on sale of fixed assets" in the statement of operations.

      As of October 1, 2004, pursuant to the lease modification, the unamortized balance of the deferred gain related to the 17 hotels reclassified as capital leases was reclassified from deferred gain to the capital lease asset balances (see Comment 5 below).

      As of December 31, 2004, the deferred gain from the original sale/leaseback transaction related only to the three PMC hotels remaining under operating leases.

Note 14 - Commitments, Contingencies and Other Matters, page F-33:

4.    Staff Comment:

      We understand from the information in the penultimate paragraph on page 44 and elsewhere that the modification of certain leases with PMC resulted in a 19% permanent reduction in monthly lease payments but apparently the lease obligation still exceeds the operating cash flows from these hotels before the lease payments. In addition, we understand that as a result of the modification of the lease, the leases for 17 of the 20 hotels were converted to capital leases from operating leases. Since the reduction in the lease rates implies a possible reduction in the fair value of the hotels subject to the sale-leaseback, please clarify to us what consideration was given to the need to recognize a loss based on the guidance of paragraph 33(c) of SFAS 13 or SFAS 144.

      Response:

      There has been a reduction in the fair market value of the hotels as compared to the original sales prices in the sale-leaseback transaction in 1998 and 1999 (i.e., the original Assigned Values). In connection with the capital lease accounting pursuant to the October 1, 2004 modification, this reduction in fair market value was considered in the recordation of the capital leases. The present value of the minimum lease payments (including the Assigned Value shortfall guarantee) was in excess of the fair market values (as of October 2004, concurrent with the lease rate adjustment), for each of the 17 hotels reclassified to capital leases and as such, the capital lease assets were recorded at the fair market value, in accordance with paragraph 10 of SFAS 13. Furthermore, there have been no events or changes in circumstances since October 2004 which would indicate that the carrying value may not be recoverable and therefore require a test of recoverability under SFAS 144.

5.    Staff Comment:

      Further we understand that the capital lease property and equipment were recorded at $32.3 million and a $37.8 million capital lease obligation was recognized. Clarify to us the basis for amortizing the difference over the remaining lease term as lease expense.

      Response:

      As described in our response to Comment No. 4, the capital leases were initially recorded at fair market value plus the balance of the unamortized deferred gain for each hotel as of October 1, 2004. Simultaneously, the balance of the unamortized deferred gain for each hotel was reclassified as a reduction in the asset basis of each capital lease hotel, resulting in the fair market values of the hotels as the initial capital lease asset basis. The fair market values were recorded since the fair market values were lower than the net present value of the minimum lease payments for each hotel.

      The capital lease obligations were recorded initially based on the fair market values of the hotels, as adjusted for the reclassification of the unamortized deferred gain as described above. Since the capital lease obligations recorded were less than the Assigned Value guarantees, "negative" amortization of the capital lease obligation (based on the interest method) is being recorded so that it will result in a balance of the capital lease obligation at the end of the lease term (4 years, as modified) equal to the amount of the Assigned Value guarantee. If a hotel is sold prior to the lease expiration date (i.e., prior to October 1, 2008), the difference between the capital lease obligation balance and the Assigned Value guarantee, if any, will be recognized at the time of sale as leasehold termination expense (a component of operating income).

6.    Staff Comment:

      Clarify to us how the Arlington Fee and the Proceeds Deficit Notes are considered in the Company's determination of the gain or loss realized on each hotel sale to PMC. What consideration did you give to treating these as downward adjustments to the sales price of the hotels in the Company's determination of the gain or loss to be recognized from the sales of the hotels?

      Response:

      The Arlington Fee and the Proceeds Deficit Notes do not affect the determination of the income or loss realized on each hotel sale. The hotels accounted for as capital leases were initially recorded at estimated fair market value. Therefore, the operating revenues and expense expected to be recognized upon the ultimate sale of the hotel is determined based on the actual sale price versus the carrying value. The Company reviews the carrying value of the capital lease assets at least quarterly to determine if an impairment exists.


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
      In addition, as discussed in question (5) above, a "leasehold termination expense" (income) will be recognized upon sale when the balance in the capital lease obligation is less than (greater than) the Assigned Value guarantee. The Proceeds Deficit Note will increase (or decrease) on a cumulative basis as the hotels are sold, based on the difference between a leased hotel's net sales price and its original Assigned Value. The Arlington Fee is computed based on the hotel's most recent annual revenue and is due to PMC within 45 days of the sale. The Arlington fee is applied as a payment on the Deficit Note balance. In the case where the net sale proceeds plus the Arlington Fee is greater than the Assigned Value, the excess will be first applied to the existing Proceeds Deficit Note. If there is no amount due on the Proceeds Deficit Note, this excess will be applied as a reduction to the Assigned Values on the remaining properties, on a pro-rata basis (using Assigned Values prior to the reduction).

7.    Staff Comment:

      Refer to the disclosures on page 61 and elsewhere. In a supplemental response, please clarify to us the rationale for reducing the lease payments effective October 1, 2004 by 19% for the hotels sold and leased back from PMC with the provisions that the hotels be sold within a four year period. Secondly, clarify the rationale for having the lease payments revert to the pre October 1, 2004 level in the event the hotels are not sold within the prescribed time frame. Your response should address whether the lease rate after the 19% reduction represents a market rate. If not, tell us what consideration you gave to viewing the "Arlington Fee" as a means to adjust the lease rate to market and therefore reflect the fee as an additional lease payment to be recognized on a straight line basis.

      Response:

      Due to numerous economic and market driven factors relating to these leased hotels, the aggregate operating cash flow continues to be insufficient to meet the lease obligations. As such, the Company's objective in pursuing the October 2004 lease modification was to reduce the current cash payments and exit the leases prior to the anticipated maturity in 2013 and 2014, thereby significantly limiting the negative cash flow (after the lease rent payment) from operating the hotels. In addition, the sale of AmeriHost Inn hotels to third party operators who maintain the AmeriHost Inn franchise affiliation is part of the Company's strategic plan.

      PMC, as landlord, was willing to reduce the lease payment and sell the hotels over a four-year period, only if the Company provided a guarantee of the Assigned Values. Since PMC was foregoing the higher lease payment, they wanted the hotels sold as quickly as possible (subject to the Assigned Value guarantee), and therefore the modification contained a provision that if the hotels were not being sold as quickly as anticipated, the lease rate reverts to the pre-modification terms.

      The pre-modification lease rate was approximately 10.5% of the Assigned Values. As discussed earlier, the values have declined since the inception of those leases. The October 2004 lease modification reduced the rent to 8.5% of the Assigned Values. Although the


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      rate was reduced 19%, it is still based on hotel values from 1998 and
      1999, and is therefore considered an above market rate. Nevertheless, the company continues to accrue the rent at the pre-modification rate (i.e. approximately 10.5% of Assigned Values). Although the pay rate is 8.5%, the original contractual rate is being accrued since the reduced rate is contingent upon the sale of the hotels. Upon the sale of an individual hotel, the accrual of the rate differential is reversed as long as the sale schedule is being met.

      The Arlington Fee is a means to pay down the Proceeds Deficit Note that may result from an Assigned Value shortfall upon sale, and is not considered a lease rate adjustment. As discussed earlier, the Assigned Value shortfall obligation is being recognized as "negative" amortization of the capital lease obligation over the four-year term of the lease (as modified), and accelerated upon the sale of the hotel.

                                      * * *

The Company acknowledges that:

      - The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We appreciate the opportunity to respond to the staff's questions regarding our financial disclosures. The Company hopes that the information included above is responsive to the questions raised by the staff. Please contact our outside counsel, Kimberly Copp, at Shefsky & Froelich, Ltd. at (312) 836-4068 or myself at (847) 228-5400 x361 with any additional questions or comments regarding our responses or the enclosed information.

Sincerely,

/s/ James B. Dale

James B. Dale
Chief Financial Officer

cc:  Stephen Miller, Interim CEO


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                           ARLINGTON HOSPITALITY INC.
                            SUPPLEMENTAL INFORMATION
         RESPONSE TO COMMENT 3 OF SEC COMMENT LETTER DATED MAY 13, 2005


                                                                   BALANCE SHEET                  STATEMENT OF OPERATIONS
                                                    ------------------------------------------   --------------------------
                                                                                       NET       REDUCTION OF
                                                                    ACCUMULATED      DEFERRED     LEASEHOLD       GAIN ON
       TRANSACTION                                  DEFERRED GAIN   AMORTIZATION       GAIN      RENT EXPENSE      SALE
-------------------------------------------------   -------------   ------------   -----------   ------------   -----------
       Sale/leaseback of 26 hotels to PMC           $  12,841,197   $         --   $12,841,197   $         --   $        --
       Amortization                                            --       (668,596)     (668,596)       668,596
                                                    ------------------------------------------   --------------------------
BALANCE AT 12/31/98                                    12,841,197       (668,596)   12,172,601        668,596            --
       Sale/leaseback of 4 hotels to PMC                2,320,148             --     2,320,148
       Amortization                                            --     (1,506,208)   (1,506,208)     1,506,208
                                                    ------------------------------------------   --------------------------
BALANCE AT 12/31/99                                    15,161,345     (2,174,804)   12,986,541      2,174,804            --
       Sale of 1 hotel by PMC                            (497,431)        95,341      (402,090)                     402,090
       Amortization                                            --     (1,412,504)   (1,412,504)     1,412,504
                                                    ------------------------------------------   --------------------------
BALANCE AT 12/31/00                                    14,663,914     (3,491,967)   11,171,947      3,587,308       402,090
       Sale of 4 hotels by PMC                         (2,142,410)       597,499    (1,544,911)                   1,544,911
       Amortization                                            --       (818,440)     (818,440)       818,440
                                                    ------------------------------------------   --------------------------
BALANCE AT 12/31/01                                    12,521,504     (3,712,908)    8,808,596      4,405,748     1,947,001
       Sale of 2 hotels by PMC                         (1,041,617)       341,122      (700,495)                     700,495
       Amortization                                            --       (712,269)     (712,269)       712,269            --
                                                    ------------------------------------------   --------------------------
BALANCE AT 12/31/02                                    11,479,887     (4,084,055)    7,395,832      5,118,017     2,647,496
       Sale of 1 hotel by PMC                            (444,936)       184,648      (260,288)                     260,288
       Amortization                                            --       (687,372)     (687,372)       687,372
                                                    ------------------------------------------   --------------------------
BALANCE AT 12/31/03                                    11,034,951     (4,586,779)    6,448,172      5,805,389     2,907,784
       Sale of 2 hotels by PMC                           (568,253)       261,397      (306,856)                     306,856
       Transfer 17 hotels to Capital Lease Assets      (9,604,665)     4,407,905    (5,196,760)
       Amortization                                            --       (504,919)     (504,919)       504,919
                                                    ------------------------------------------   --------------------------
BALANCE AT 12/31/04                                 $     862,033   $   (422,396)  $   439,637   $  6,310,308   $ 3,214,640
                                                    ==========================================   ==========================